Exhibit 7

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(In millions of yen, except for ratios)
Excluding interest on deposits
Earnings:
Income before income tax expense	¥849,942	¥1,415,871	¥1,420,443	¥2,262,656	¥1,162,670
Add: Fixed charges	416,255	353,043	344,548	375,926	409,479
Less: Equity in earnings of equity method investees—net	(499,427)	60,210	110,520	172,946	176,857

Total earnings	¥1,765,624	¥1,708,704	¥1,654,471	¥2,465,636	¥1,395,292

Fixed charges:
Interest expense, excluding interest on deposits	411,281	344,351	334,317	362,492	394,029
Estimated interest component of net rental expense(1)	4,974	8,692	10,231	13,434	15,450

Total fixed charges	¥416,255	¥353,043	¥344,548	¥375,926	¥409,479

Ratio of earnings to fixed charges	4.2	4.8	4.8	6.6	3.4

	Fiscal years ended March 31,
	2012	2013	2014	2015	2016
	(In millions of yen, except for ratios)
Including interest on deposits
Earnings:
Total earnings	¥1,765,624	¥1,708,704	¥1,654,471	¥2,465,636	¥1,395,292
Add: Interest on deposits	228,858	212,067	226,655	300,692	350,335

Total earnings including interest on deposits	¥1,994,482	¥1,920,771	¥1,881,126	¥2,766,328	¥1,745,627

Fixed charges:
Total fixed charges	416,255	353,043	344,548	375,926	409,479
Add: Interest on deposits	228,858	212,067	226,655	300,692	350,335

Total fixed charges including interest on deposits	¥645,113	¥565,110	¥571,203	¥676,618	¥759,814

Ratio of earnings to fixed charges	3.1	3.4	3.3	4.1	2.3

Note:

(1)	The portion deemed representative of the interest factor

The ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. Earnings consist primarily of income (loss) before taxes, as adjusted for some equity method investments and for fixed charges. Fixed charges consist primarily of interest expense on deposits, debentures and short-term and long-term debt, amortization of debt expense and discount and the portion deemed representative of the interest factor of net rental expense under long-term leases.